EX-99.77H CHNG CNTRL

Response to N-SAR sub-item 77H: CHANGES IN CONTROL OF REGISTRANT.

Prior to 7/16/04, the Fund’s largest shareholder was Archibald N. Stewart (a Director), who held 10,000 out of 10,100 shares issued and outstanding, or 99%.  (This was the Fund’s initial seed capital investment of $100,000.00.)

On 7/16/04, Rex Blankinship purchased 35,806.793 shares through his IRA account, at a cost of $361,505.38.  On the same date, acting as custodian for his minor son Alex Blankinship, Rex Blankinship purchased 781.107 shares for Alex Blankinship’s Coverdell Educational Savings Account, at a total cost of $7,886.06.  On the same date, acting as custodian for his minor daughter Anna Blankinship, Rex Blankinship also purchased 781.107 shares for Anna Blankinship’s Coverdell Educational Savings Account, at a total cost of $7,886.06.  Prior to these transactions, Rex Blankinship owned 100.00 shares.  As a result of these transactions, he had voting authority for 37,469.007 shares out of 47,469.007 shares issued and outstanding, or 79%.  As of the end of the Fund’s fiscal year (10/31/04), he had voting authority for the same 37,469.007 shares, out of 48,457.833 issued and outstanding, or 77%.  Rex Blankinship is a Director and the President of the Fund, and is also a Director and the President of the Advisor.